ANNUAL MEETING REPORT

An Annual Meeting of Shareholders was held on June 24, 2004 at 9:00 a.m. The Shareholders voted to elect two Trustees of the Fund to hold office for a term of three years or until their respective successors shall have been duly elected and qualified.

                                      For           Withheld    Broker Non votes
                                      ---           --------    ----------------
Lawrence S. Lewin                  10,381,625        222,827           0
Uwe E. Reinhardt, Ph.D.            10,381,680        222,772           0

These nominees were elected to serve until the 2007 Annual Meeting of Shareholders. Robert P. Mack, M.D., Eric Oddleifson and Oleg M. Pohotsky will serve until the 2005 Annual Meeting. Trustees serving until the 2006 Annual Meeting are Daniel R. Omstead, EngScD and Henri A. Termeer.